January 28, 2020

Christopher T. Forsythe
Senior Vice President and Chief Financial Officer
Atmos Energy Corporation
1800 Three Lincoln Centre
5430 LBJ Freeway
Dallas, Texas 75240

       Re: Atmos Energy Corporation
           Form 10-K for the Fiscal Year Ended September 30, 2019
           Filed November 12, 2019
           File No. 001-10042

Dear Mr. Forsythe:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation